EXHIBIT 99.1

Company Contact:

Eva Hartling

Vice President, Birks Brand and

Chief Marketing Officer

Birks Group Inc.

1-514-397-2496

ehartling@birksgroup.com

Birks Group Announces Appointment of Vice President, Omni-Channel Sales and Operations

Montreal, Quebec, April 3, 2018 – Birks Group Inc. (“Birks Group” or the “Company”) is pleased to announce that Ms. Aurélie Pépion has been appointed Vice President, Omni-Channel Sales and Operations, effective April 2, 2018.

Ms. Pépion has over 13 years of experience in luxury brand management. She was recently the Managing Director Canada of Swarovski (Consumer Goods Business) and, as such, was responsible for Swarovski’s Canadian retail and wholesale operations, marketing and merchandising. Ms. Pépion had been with Swarovski since February 2009 in various positions, namely, Director Multibrand (Europe, Middle East, Africa), Head of Retail Multibrand (France), Key Account Manager (France), and Watch Distribution Manager (France). Prior thereto, she was with Gucci Group Watches sales management from February 2007 to January 2009 and was a District Manager for Puig Prestige in 2005 and 2006. Ms. Pépion holds a University Diploma of Technology from University of Le Mans, France and a degree from the IDRAC Business School of Nantes – Lyon, France.

In making the announcement, Mr. Jean-Christophe Bédos, said: “I am very pleased to welcome Aurélie Pépion to Birks Group. Her experience and knowledge in the luxury jewelry retail industry as well as her omni-channel expertise will be key assets for Birks Group as we continue the development of the Birks product brand and the transformation of our stores network in Canada.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 28 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.